October 20, 2011

VIA EDGAR

Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Pilgrim’s Pride Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed September 29, 2011
File No. 333-176423

Dear Mr. Dobbie:

On behalf of our client Pilgrim’s Pride Corporation (the “Company”), set forth below are the responses of the Company to your letter dated October 14, 2011, containing the comments of the staff of the Securities and Exchange Commission (the “Commission”) to the Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-176423) filed with the Commission on September 29, 2011 (as amended, the “Registration Statement”). For your convenience, we have included the staff’s comments below with the Company’s responses below the staff’s comments.

Exhibit 5.2 Opinion of Counsel

1.	Please delete the second to last sentence of the carryover paragraph from page one of the opinion regarding the accuracy and effectiveness of the Organizational Documents or explain why you believe this is an appropriate assumption.

Response

The Company has obtained a revised opinion of counsel in accordance with the staff’s comment and filed such opinion as Exhibit 5.2 to the Amendment No.2 to the Registration Statement.

2.	Refer to the first full paragraph on page two of the opinion. Please revise to clarify that your reliance on certificates, communications and representations is limited to factual matters.

Response

The Company has obtained a revised opinion of counsel in accordance with the staff’s comment and filed such opinion as Exhibit 5.2 to the Amendment No.2 to the Registration Statement.

In connection with these responses, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

If you have any questions regarding the above responses, please contact me at (214) 978-3042 or by facsimile at (214) 965-5989.

Sincerely,

Baker & McKenzie LLP

/s/ W. Crews Lott
W. Crews Lott

cc:	Fabio Sandri

Terry Lee

Nicholas White

Brett Kirkham